Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

April 8, 2020

Item 3
News Release

April 8, 2020
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE ADVANCES SECURTER DEVELOPMENT

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

DIGATRADE ADVANCES SECURTER DEVELOPMENT

Vancouver, British Columbia / ACCESSWIRE / April 8, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com  a financial technology services company, and its subsidiary Securter Systems Inc., have today announced in collaboration with Exilion Technologies a development advancement update along with shareholder update.

The Digatrade/Securter development has completed the initial analysis and roadmap towards further development of technical architecture and prototyping. Additional highlights of our technical progress so far include the following:

- Project launch: finalized the technical implementation team and established development process
- Refined product design, technical architecture and technology stack
- Completed the mobile application UX concept
- Commenced the building of the product foundation.

We have started with the software platform development which began in early March with the original model to continue refining product design using various prototyping approaches and risk management to mitigate technical risks.

Further development will include the merchant onboarding website, secure transaction management backend, mobile application, and administration tools.  The development scope result will be a working version of the Securter Systems patent pending software application that achieves the goal of our product.

Further information will be made available as it materializes.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

April 8, 2020

2